SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC TRADED COMPANY

Centrais Elétricas Brasileiras S.A. – Eletrobras, hereby informs its shareholders and the market in general that, the disclosure of Quarterly Financial Statement as of June 30, 2016 ("2Q16"), scheduled for today, August 12, 2016, according to calendar of events disclosed to the market, has been postponed to August 15, 2016, continuing timely disclosure in accordance with the current legislation and CVM Official Letter 02/2016.

Due to the above-mentioned delay, the conference call for clarification and dissemination of quarterly financial statement, scheduled for August 15, 2016, was also postponed to August 16, 2016, at 2 pm.

Similarly, the Company's presentation to the Association of Investment Analysts and Professionals of the Capital Markets - Apimec of Rio de Janeiro, scheduled for August 16, 2016, was postponed to August 23, 2016, at 9:30 am.

The Company clarifies that it was necessary to postpone the publication of 2Q16, for a better understanding of the credit and receiving conditions of rights related to electric energy transmission assets existing on May 31, 2000, called Basic Network Existing System - RBSE and other Transmission Plants - RPC, not depreciated and not amortized, as the second paragraph of Article 15 of Law 12,783/2013, due to the matter of the Ordinance Ministry of Mines and Energy - MME n° 120 of April 20, 2016.

MARKET ANNOUNCEMENT

As known by market in general, it is an extremely complex matter, and is being discussed promptly by the companies affected with the Ministry of Mines and Energy - MME, National Electricity Agency - ANEEL, Brazilian Securities and Exchange Commission - CVM, the Accounting Pronouncements Committee - CPC, Brazilian Independent Auditors Institute - Ibracon and Brazilian Electric Energy Sector Accountants Association - Abraconee and also together with the independent auditors.

Faced with all the above-mentioned, the Company prudently, and in order to reflect in its equity and financial position and income statements more appropriately, understood that the postponement in such circumstances is the most diligent alternative to best address the matter.

Rio de Janeiro, August 12, 2016.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.